UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

APPOINTMENT OF THE ADMINISTRATIVE VICE PRESIDENT
OF BANCOLOMBIA S.A.
Medellín, Colombia, August 29, 2007
In a meeting held today, the Board of Directors of BANCOLOMBIA S.A. (“Bancolombia”), appointed Mr. Augusto Restrepo Gómez as Administrative Vice President. Mr. Restrepo will take office as legal representative of Bancolombia once authorized by the Superintendency of Finance of Colombia.
Mr. Restrepo has worked in Bancolombia for 27 years throughout a brilliant career starting as an assistant and continued holding several positions at different departments of Bancolombia such as analyst, sub-manager, chief of department and regional manager. Most recently he was the head of the Distribution Channels Unit. He is also member of the board of directors of ACH Colombia S.A., Multienlace S.A., Todo 1 Colombia S.A. and Redeban Multicolor S.A.
Mr. Restrepo holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post graduate degree in Marketing from the EAFIT University. His studies also include among others, studies in Advanced Management from the Universidad de los Andes and the Universidad de la Sabana.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 29, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance